Exhibit 12.1

MACK-CALI REALTY, L.P.
 CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES

 (DOLLAR AMOUNTS IN THOUSANDS)

Mack-Cali Realty, L.P.'s ratios of earnings to fixed charges for each of the five years ended December 31, 2013 were as follows:

	For the Year Ended December 31,
	2013	2012	2011	2010	2009
EARNINGS:
ADD:
Income (loss) from continuing operations before
noncontrolling interest and equity in
earnings from unconsolidated joint ventures	$ (87,359)	$ 33,477	$ 57,477	$ 44,155	$ 63,433
Fixed charges (see calculation below)	136,721	126,516	125,074	150,108	140,501
Amortization of capitalized interest	2,154	1,981	1,913	2,070	2,028
Distributed income of unconsolidated joint ventures	8,485	3,990	3,301	2,311	2,637
SUBTRACT:
Capitalized interest	(12,885)	(4,342)	(1,081)	(1,912)	(1,401)
TOTAL EARNINGS:	$ 47,116	$ 161,622	$ 186,684	$ 196,732	$ 207,198
FIXED CHARGES:
Interest expense (includes amortization of deferred financing costs)	$ 123,701	$ 122,039	$ 123,858	$ 148,033	$ 138,855
Capitalized interest	12,885	4,342	1,081	1,912	1,401
Interest portion (33 percent) of ground rents on land leases	135	135	135	163	245
TOTAL FIXED CHARGES:	$ 136,721	$ 126,516	$ 125,074	$ 150,108	$ 140,501
RATIO OF EARNINGS TO FIXED CHARGES	(a)	1.3	1.5	1.3	1.5

(a) Deficiency of earnings to cover fixed charges	$ (89,605)